FOR IMMEDIATE RELEASE

News

September 6, 2013

Nasdaq Capital Market - GTIM

Good Times Restaurants Announces the Nomination of Steven Johnson and Reuven Har-Even to Board of Directors

Denver, CO -- Good Times Restaurants Inc. (NASDAQ - GTIM), a regional restaurant company focused on operating and developing Good Times Burgers & Frozen Custard and Bad Daddy’s Burger Bar restaurants, today announced that Steven Johnson and Reuven Har-Even have been nominated by the Board of Directors of the Company to be elected as new members of the Board at the Annual Meeting of Stockholders scheduled to be held on September 27, 2013.  They are intended to fill the Board vacancies created by Neil Calvert’s ceasing to be a Director and by the enlargement of the Board from seven members to eight.

Mr. Johnson, 54, was the Chief Executive Officer of F&H Acquisition Corp. from 2006 through 2012, which owns and operates the Champps, Fox & Hound, and Bailey’s restaurant concepts generating over $300 million in sales in 2012.  Mr. Johnson currently serves on the board of directors of Pizza Inn, Inc.  From 1999 to 2006, Mr. Johnson served as Chief Executive Officer of Fox & Hound Restaurant Group.  From 1991 until 1998, Mr. Johnson was Chief Operating Officer for Coulter Enterprises, Inc., a Pizza Hut franchisee operating 100 Pizza Hut restaurants.  From 1985 through 1990, he was Controller for Fugate Enterprises, Inc., a Pizza Hut, Taco Bell and Blockbuster Video franchisee.  Previously, he was employed by the accounting firm of Ernst & Young.   Mr. Johnson is a certified public accountant and is currently a Jimmy John’s franchisee in Oklahoma City.

Mr. Har-Even, 65, is currently an Executive Vice President and Chief Financial Officer of P&E Capital, Inc., a family office holding company. In addition to supervising, managing and guiding the portfolio companies, Mr. Har-Even evaluated and is currently evaluating numerous investment opportunities in the restaurant industry. From 2002 to 2005 Mr. Har-Even served as Executive Vice President and Chief Financial Officer of Tiffen Acquisition LLC, a photographic equipment manufacturer and distributor. From 2001 to 2002 Mr. Har-Even served as Chief Financial and Administrative Officer of The Goldman Group, a global holding company of six machine tool subsidiaries. From 1997 to 2001 Mr. Har-Even served as acting Chief Operating Officer and Chief Financial Officer of Hayward Industrial Products, Inc., a manufacturer of industrial filtration products. From 1987 to 1997 Mr. Har-Even served as the Chief Financial Officer of Hayward Industries, Inc., holding company of the largest swimming pool equipment manufacturer in North America. Prior to 1987 Mr. Har-Even was a partner at Grant Thornton, an international accounting and consulting firm.

"The election of Steve Johnson and Reuven Har-Even to our Board of Directors will be another key step forward for the Company.  Steve has deep experience in the restaurant industry on the operating and financial sides of the business in both public and private company environments and he brings a wealth of knowledge and contacts that should be beneficial to our growth and development,” said David Dobbin, Chairman of the Board.   Dobbin added, “Reuven is an experienced financial executive, having grown and monetized multiple companies with longstanding relationships in the investment community.  We have a very highly qualified Board of Directors for a company of our size that can provide high quality governance and guidance as we accelerate our growth as a public company.”

The Company also reported that due to illness Neil Calvert has ceased to be a member of the Board of Directors and to act as independent member and chairman of the Board’s Audit Committee.   Alan Teran will act as interim head of the audit committee now consisting of himself and Gary Heller.  A third independent Director will be added to the Audit Committee promptly after the September 27 Annual Meeting of Shareholders.  Both Mr. Johnson and Mr. Har-Even will constitute independent Directors and their election will also cause the Company to again have a majority of independent directors.  Prior to such Board additions the Company is not in compliance with Nasdaq requirements.

About Good Times Restaurants Inc.

Good Times Restaurants Inc. (GTIM) is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% all natural chicken tenderloins, fresh frozen custard, fresh cut fries, fresh lemonades and other unique offerings.  Good Times currently operates and franchises 38 restaurants.

Bad Daddy's Burger Bar is a full service, upscale, “small box” restaurant concept featuring a chef driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches with a full bar and a focus on a selection of craft microbrew beers in a high energy, family friendly atmosphere. Bad Daddy’s has received both local and national accolades for the quality and originality of its food and was most recently named a top 25 burger in the U.S. by USA Today.

Good Times Forward Looking Statements

This press release contains forward looking statements within the meaning of federal securities laws.  The words “intend,” “may,” “believe,” “will,” “should,” “anticipate,” “expect,” “seek” and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times’ actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the “Risk Factors” section of Good Times’ Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, (303) 384-1411

Christi Pennington (303) 384-1440

Booke & Co. (admin@bookeandco.com)